UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

POLARITYTE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

731094108

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ]	Rule 13d – 1(b)
[X]	Rule 13d – 1(c)
[ ]	Rule 13d – 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731094108

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry Honig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 594,114
	6.	SHARED VOTING POWER 908,495
	7.	SOLE DISPOSITIVE POWER 594,114
	8.	SHARED DISPOSITIVE POWER 908,495

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502,609 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0% (based on 21,475,370 shares outstanding as of September 12, 2018)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes (i) 594,114 shares of common stock held by Mr. Honig, individually, (ii) 342,100 shares of common stock held by Mr. Honig and his spouse, Renee Honig, as tenants by the entirety, (iii) 147,926 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), (iv) 221,235 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”), (v) 49,308 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig (“Renee 401K”), and (vi) 147,926 shares of common stock held by Barry & Renee Honig Charitable Foundation, Inc. (“Foundation”). Mr. Honig is the trustee of each of Roth 401K and 401K, the co-trustee of Renee 401K, and the President of Foundation and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities.

CUSIP No. 731094108

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry & Renee Honig Charitable Foundation Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 147,926 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 147,926 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,926 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7% (based on 21,475,370 shares outstanding as of September 12, 2018)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Barry Honig is the president of the Foundation and in such capacity holds voting and dispositive power over the securities held by the Foundation.

CUSIP No. 731094108

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 147,926 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 147,926 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,926 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7% (based on 21,475,370 shares outstanding as of September 12, 2018)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Mr. Honig is the trustee of Roth 401K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

CUSIP No. 731094108

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. 401K
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 221,235 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 221,235 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,235 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0% (based on 21,475,370 shares outstanding as of September 12, 2018)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Mr. Honig is the trustee of 401K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

CUSIP No. 731094108

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. Roth 401K FBO Renee Honig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 49,308 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 49,308 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (based on 21,475,370 shares outstanding as of September 12, 2018)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Mr. Honig is the co-trustee of Renee 401K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

Item 1(a).	Name of Issuer:

PolarityTE, Inc., a Delaware corporation (“Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

123 Wright Brothers Drive, Salt Lake City, Utah 84116

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Barry Honig, Barry & Renee Honig Charitable Foundation, Inc. (the “Foundation”), GRQ Consultants, Inc. 401K (“401K”), GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), and GRQ Consultants, Inc. Roth 401K FBO Renee Honig (“Renee 401K”) (collectively, the “Reporting Persons”). Barry Honig is president of the Foundation and in such capacity has voting and dispositive power over the securities held by such entity. Barry Honig is the trustee of each of 401K and Roth 401K and in such capacity has voting and dispositive power over the securities held by such entity. Barry Honig and his spouse, Renee Honig, are co-trustees of Renee 401K and in such capacity share voting and dispositive power over the securities held by such entity.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

215 SE Spanish Trail, Boca Raton, FL 33432

Item 2(c).	Citizenship.

Barry Honig is a citizen of the United States. The Foundation, 401K, Roth 401K and Renee 401K are each organized in the state of Florida.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).	CUSIP Number.

731094108

Item 3.	Type of Person.

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto, including footnotes, and is incorporated herein by reference for the Reporting Persons. The percentage set forth in Row (11) of the cover page for each of the Reporting Persons is based on a total of 21,475,370 shares of common stock of the Issuer as of September 12, 2018, as disclosed on the Issuer’s Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on September 14, 2018. The information set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto is made as of December 31, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2019
Date
/s/ Barry Honig
Signature

BARRY & RENEE HONIG CHARITABLE FOUNDATION, INC. /s/ Barry Honig
Signature
Barry Honig, President
Name/Title

GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG /s/ Barry Honig
Signature
Barry Honig, Trustee
Name/Title

GRQ CONSULTANTS, INC. ROTH 401K FBO RENEE HONIG /s/ Barry Honig
Signature
Barry Honig, Trustee
Name/Title

GRQ CONSULTANTS, INC. 401K /s/ Barry Honig
Signature
Barry Honig, Trustee
Name/Title